Mail Stop 3561
										April 13, 2006


By U.S. Mail and Facsimile

Mr. Daniel Laikin
Chief Executive Officer
National Lampoon, Inc.
10850 Wilshire Blvd., Suite 1000
Los Angeles, California  90024


	RE: 	National Lampoon, Inc.
		Form 10-KSB for the Fiscal Year Ended July 31, 2005 Form 10-QSB for the Quarterly Period Ended October 31, 2005
      File No. 0-15284


Dear Mr. Laikin:

      We have reviewed your response letter dated March 7, 2006 regarding our review of the above-referenced documents and have the following comments.

Accounting Comments
Form 10-KSB for the Year Ended July 31, 2005
Note A - Business Organization and Summary of Significant
Accounting
Policies

1. We have read your response to our prior comment no. 8. We note that the agreement dated December 14, 2004 with Majestic Entertainment filed as Exhibit 10.25 to your Form SB2/A filed on May
31, 2005 contains provisions which provide for joint control over the
Clubhouse joint venture. For example, film costs in excess of $1,500,000 and all film concepts and storylines require joint agreement with Majestic Entertainment. Furthermore, the agreement with Majestic Entertainment does not provide you with greater voting rights or with "control" over the joint venture`s daily operations.
Accordingly, it is our view that you do not have control over the joint venture and therefore you should not consolidate it as a subsidiary. We believe that your investment in Clubhouse should be carried on the equity method and consideration should be given to the necessity of including separate financial statements of the Clubhouse joint venture pursuant to Rule 3-09 of Regulation S-X and providing summarized financial information of Clubhouse pursuant to Rule 4-08(g) of Regulation S-X. If you continue to believe that that you control Clubhouse, supplementally provide additional information supporting your conclusion including, but not limited to, discussing whether you have the ability to sell or pledge assets of Clubhouse in the ordinary course of business. Please advise or revise. W e may have further comments.

Form 10-QSB for the Quarterly Period Ended October 31, 2005
Financial Statements
Note D - Film Financing

2. We have read your response to our prior comment no. 16. You stated in your response that the Deal Memorandum provides for "joint approval rights with respects to all key decisions regarding all creative and business elements." In this regard, it appears that you do not have control over Totally Baked LLC as the two other parties have rights that allow them to effectively participate in significant decisions that would be expected to be made in the ordinary course of business thus indicating that equity accounting would be more appropriate for your investment. If you continue to believe that that you control Totally Baked LLC, supplementally provide additional information supporting your conclusion including, but not limited to, discussing whether you have the ability to sell or pledge assets of
Clubhouse in the ordinary course of business. Please advise or revise your disclosures are necessary. We may have further comments.

General

3. You are reminded to file an amendment to your Form 10-KSB for the year ended July 31, 2005 regarding your segment disclosures as soon as the above comments have been resolved.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Katherine Mathis at (202) 551-3383 or me at
(202) 551-3813 if you have any questions.




      Sincerely,


								Linda Cvrkel
								Branch Chief






cc:	Via Facsimile:  (310) 474-1219